SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of July, 2006

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of the form of proxy card sent to shareholders of Tefron on or about July 17, 2006.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s Registration Statement on Form F-3 (Registration No. 333-128847) and its Registration Statement on Form S-8 (Registration No. 333-111932).


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


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                         TEFRON LTD.
                                                         (Registrant)

                                                         By: /s/ Asaf Alperovitz
                                                         -----------------------
                                                         Asaf Alperovitz
                                                         Chief Financial Officer


                                                         By: /s/ Hanoch Zlotnik
                                                         ----------------------
                                                         Hanoch Zlotnik
                                                         Finance Manager


Date: July 19, 2006


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                                      PROXY

                                   TEFRON LTD.
                      PARK AZORIM, 94 DERECH EM HAMOSHAVOT
                           PETACH TIKVA, 49527 ISRAEL

        THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE GENERAL
             MEETING OF SHAREHOLDERS TO BE HELD ON AUGUST 10, 2006

         THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
                                  THE COMPANY.

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Mr. Asaf Alperovitz and Ms. Michal Baumwald, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of Tefron Ltd. (the "COMPANY"), standing in the name of the undersigned at the close of business on July 13, 2006, at the General Meeting of Shareholders of the Company to be held at the Company's offices, Park Azorim, 94 Derech Em Hamoshavot, Petach Tikva, Israel, on August 10, 2006 at 11:00 a.m. (Israel time) and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows.

     The proxies are authorized to vote in their discretion on such other matters as may properly come before the meeting.

     THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED IN THE MANNER DIRECTED. TO THE EXTENT PERMITTED BY LAW AND APPLICABLE STOCK EXCHANGE REQUIREMENTS, IF NO INSTRUCTIONS TO THE CONTRARY ARE INDICATED, THE SHARES WILL BE VOTED "FOR" ALL THE PROPOSALS, AND IN ACCORDANCE WITH THE DISCRETION OF THE PROXIES ON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING.

                  (CONTINUED AND TO BE SIGNED ON REVERSE SIDE)



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   Please detach along the perforated line and mail in the envelope provided.

         PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE. [X]

"Personal Interest" means - the personal interest of a person in an action or a transaction of the Company, including the personal interest of a relative or of another corporation in which he or his relative has an interest, other than a personal interest that arises merely from holding shares in the Company.

A "Controlling Shareholder" is defined as any shareholder that has the ability to direct the company's actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.


1.   Election of directors.

                                                              NOMINEES:


[_]  FOR ALL NOMINEES                                ( )    Mr. Ishay Davidi
                                                     ( )    Mr. Arie Wolfson

[_]  WITHHOLD AUTHORITY                              ( )    Mr. Yosef Shiran
     FOR ALL NOMINEES                                ( )    Mr. Meir Shamir

[_]  FOR ALL EXCEPT                                  ( )    Mr. Micha Korman
     (See instructions below)                        ( )    Ms. Shirith Kasher
                                                     ( )    Mr. Avi Zigelman

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark
             "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here: (o)

2.   Election of Eli Admoni as an external director.

     (a) if you are NOT A CONTROLLING SHAREHOLDER in the Company, please vote here:

                        FOR        AGAINST      ABSTAIN

                        [_]          [_]          [_]

     (b)  if you are A CONTROLLING SHAREHOLDER in the Company, please vote here:

                        FOR        AGAINST      ABSTAIN

                        [_]          [_]          [_]

3.   Approval of compensation for the directors.

                        FOR        AGAINST      ABSTAIN

                        [_]          [_]          [_]


4. Approval of amending the calculation of the annual bonus to Yosef Shiran, the Company's Chief Executive Officer and a director.

                        FOR        AGAINST      ABSTAIN

                        [_]          [_]          [_]


5.   Approval of the annual bonus for 2005 to Mr. Shiran.

                        [_]          [_]          [_]


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6.  Approval of amendments to the Company's Articles of Association.

     (a) if YOU DO NOT HAVE A PERSONAL INTEREST in amending Article 67 to the Company's Articles of Association (titled "Indemnity and Insurance"), please vote here:

                        FOR        AGAINST      ABSTAIN

                        [_]          [_]          [_]

     (b) if YOU HAVE A PERSONAL INTEREST in amending Article 67 to the Company's Articles of Association (titled "Indemnity and Insurance"), please vote here:

                        FOR        AGAINST      ABSTAIN

                        [_]          [_]          [_]


7. Subject to the approval of amendment to Article 67 of the Company's Articles of Association, approval of corresponding amendments to the letters of release and indemnification that were provided and are to be provided to directors.

     (a) if YOU DO NOT HAVE A PERSONAL INTEREST in Proposal 7, please vote here:

                        FOR        AGAINST      ABSTAIN

                        [_]          [_]          [_]

     (b) if YOU HAVE A PERSONAL INTEREST in Proposal 7, please vote here:

                        FOR        AGAINST      ABSTAIN

                        [_]          [_]          [_]


8. Approval of the execution of an agreement with Macpell Industries Ltd. regarding leases.

     (a) if YOU DO NOT HAVE A PERSONAL INTEREST in Proposal 8, please vote here:

                        FOR        AGAINST      ABSTAIN

                        [_]          [_]          [_]

     (b) if YOU HAVE A PERSONAL INTEREST in Proposal 8, please vote here:

                        FOR        AGAINST      ABSTAIN

                        [_]          [_]          [_]

9. to ratify the appointment of Kost Forer & Gabbay as auditors of the Company for the year ending December 31, 2006 and for the period until the next Annual General Meeting of the shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine the auditors' compensation.

                        FOR        AGAINST      ABSTAIN

                        [_]          [_]          [_]

     Dated: ___________, 2006               Dated: _______, 2006


     ___________________________________    ____________________________________
     Signature of Shareholder               Signature of Shareholder



Note: Please sign exactly as your name or names appears on this Proxy. When shares are hold jointly, each holder should sign. When signing as an executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.